Exhibit 12.1
Cascades Inc.
Statement Re: Computation of Ratios
(dollars in millions)

	2005	2006	2007	2008	2009

Earnings
Income (loss) from operations before taxes	(35)	18	102	(110)	65
Plus fixed charges	91	91	119	115	116
Plus amortization of capitalized interest	0	0	0	0	0

Earnings	56	110	222	6	182

Fixed Charges:
Interest expense, including amortization of debt issue costs	76	79	102	102	101
Capitalized interests	1	1	2	1	2
Estimated interest factor of rental expense	14	11	15	12	13

Fixed Charges	91	91	119	115	116

Ratio of Earnings to Fixed Charges (1)	0.62	1.20	1.86	0.05	1.56

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.